SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549

                             Schedule 13D
               Under the Securities Exchange Act of 1934
                           (Amendment No. 5)

                           Innovo Group Inc.
                       _________________________
                           (Name of Issuer)


                Common Stock, Par Value $.01 Per Share
                       _________________________
                    (Title of Class of Securities)


                              457954 50 1
                       _________________________
                            (CUSIP NUMBER)

             Jerry Sims, Esq; Sims Moss Kline & Davis LLP
                 410 Northpark Town Center, Suite 310
                        Atlanta, Georgia  30328
                        Telephone 770-481-7200
                       _________________________
       (Name, Address and Telephone Number of Person Authorized
                to Receive Notices and Communications)

                           November 17, 1997
                       _________________________
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [  ].

Check the following box if a fee is being paid with this statement
[  ].

                          Page 1 of 5 pages.

                             SCHEDULE 13D
                           (AMENDMENT NO. 5)
                        (Cover Page -- Part II)

CUSIP NO. 457954 50 1

_________________________________________________________________
     1)    Name of Reporting Person/S.S. or I.R.S. Identification
           No. of Above Person:

                        Patricia Anderson-Lasko
________________________________________________________________
     2)    Check the Appropriate Box if a Member of a Group:
           (a)  [ ]
           (b)  [ ]
________________________________________________________________
     3)    SEC Use Only

________________________________________________________________
     4)    Source of Funds:

                        OO and PF.  See Item 3.
________________________________________________________________
     5)    Check Box if Disclosure of Legal Proceedings is Required
           Pursuant to Item 2(d) or 2(e):        [ ]

_______________________________________________________________
     6)    Citizenship or Place of Organization:

                               Tennessee
______________________________________________________________
Number of Shares           7)    Sole Voting Power:
Beneficially Owned                    2,782,007
by Each Reporting                ________________________________
Person With                8)    Shared Voting Power:
                                         79,432
                                 ________________________________
                           9)    Sole Dispositive Power:
                                      2,782,007
                                 ________________________________
                          10)    Shared Dispositive Power:
                                         79,432
                                 ________________________________

     11)   Aggregate Amount Beneficially Owned by Each Reporting
           Person:
                      2,861,439 shares
______________________________________________________________

     12)   Check Box if the Aggregate Amount in Row (11) Excludes
           Certain Shares:       [ ]

______________________________________________________________

     13)   Percent of Class Represented by Amount in Row (11):

                                 6.5%
______________________________________________________________

     14)   Type of Reporting Person:

                                  IN
______________________________________________________________

Item 1.    Security and Issuer.

           This Amendment No. 5 ("this Amendment" or "Amendment No.
           5) to the September 7, 1993 Schedule 13D (the "Original
           Schedule 13D") and the September 26, 1993 Amendment ("Amendment No. 1"), the July 22, 1994 Amendment ("Amendment No. 2"), the May 23, 1997 Amendment ("Amendment No. 3"), and the August 13, 1997 Amendment ("Amendment No. 4") to the original Schedule 13D of Patricia Anderson-Lasko (hereinafter referred to as "Ms. Anderson"), is filed with respect to the common stock, par value $.01 per share (the "Common Stock"), of Innovo Group Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 27 North Main Street, Springfield, Tennessee 37172.

Item 2.    Identity and Background.

           This Schedule is filed on behalf of Patricia Anderson-Lasko, hereinafter referred to as "Ms. Anderson". Ms. Anderson is the President and a member of the board of directors of the Company, whose business address is 27 North Main Street, Springfield, Tennessee 37172. Ms. Anderson is a United States citizen.

Item 3.    Source and Amount of Funds or Other Consideration.

           Paragraphs 3 and 4 of Item 3 are amended to refer to 2,861,439 shares rather than 4,361,439 shares. The fifth paragraph of Item 3 is amended by adding to the end thereof the following:

           On November 17, 1997, the Company repurchased from Ms. Anderson 1,500,000 of the 4,000,000 Award shares for a purchase price of $.28125 per share. The purchase price was paid by the cancellation of the non-recourse promissory note, bearing no interest due April 30, 2002, delivered by Ms. Anderson to pay for the Award shares upon her exercise of the Award. The note was replaced by Ms. Anderson's delivery of a replacement note with identical terms but relating to the balance of 2,500,000 Award shares.

Item 4.    Purpose of Transaction

           Item 4 is amended to refer to the 2,861,439 shares of Common Stock reported by this Amendment.

Item 5.    Interest in Securities of the Issuer

           Item 5 is amended to refer to a total of 2,861,439 total shares beneficially owned after giving effect to the repurchase of 1,5000,000 Award shares as described in response to Item 3 above. The total of 2,861,439 shares constitutes approximately 6.5% of the 42,561,422 shares of the Common Stock outstanding at the date of filing this Amendment after giving effect to such repurchase.

           Except as described in Item 3 above, Ms. Anderson has not effected any transactions in the Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           Item 6 is amended by adding to the end thereof the following:

           The members of the Smith Group waived their rights of first refusal with respect to the repurchase of the 1,500,000 Award shares described in response to Item 3 above.

Item 7.    Material to be filed as Exhibits

           None.

                               SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    November 20, 1997

                                 /s/Patricia Anderson-Lasko
                                 ______________________________
                                    Patricia Anderson-Lasko